Scott L. Kaufman
(212) 479-6555
skaufman@cooley.com
August 28, 2008
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: John Reynolds and Damon Colbert

Re:	Jos. A. Bank Clothiers, Inc. Form 10-K for Fiscal Year Ended February 2, 2008, filed April 10, 2008 Definitive Proxy Statement on Schedule 14A, filed May 9, 2008 File No. 000-23874
Ladies and Gentlemen:
On behalf of Jos. A. Bank Clothiers, Inc. (the “Company”), this letter is being submitted in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2008, with respect to the filings referenced above. The Staff’s comment relating to the Compensation Discussion and Analysis in the Company’s Definitive Proxy Statement on Schedule 14A is reproduced below for your convenience.
We note the disclosure on page 16 that one of the objectives of your compensation program is to “promote the achievement of key financial performance measures by linking cash compensation to the achievement of measurable corporate performance goals.” We also note the disclosure on page 17 that “the percentage of base salary which [your CEO] is eligible to receive as non-equity incentive compensation at various levels of earnings per share is fixed.” Finally, we note your reference on page 18 to the “achievement by the Company of certain specified earnings per share goals” and your reference on page 19 to “the Eligibility Range.” It appears that you have not provided quantitative disclosure of the terms of the necessary targets that your named executive officers had to achieve to earn their compensation in your fiscal year 2007. In future filings, please disclose the specific performance targets used to determine compensation, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. In addition, please tell us whether your targets for your fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that you will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

1114 Avenue of the Americas, New York, NY 10036 T: (212) 479-6000 F: (212) 479-6275 www.cooley.com

Securities and Exchange Commission
August 28, 2008
Page Two
The Company notes the Staff’s comment and will include in future filings quantitative disclosure of the terms of the necessary performance targets that the Company’s named executive officers must achieve to earn their incentive compensation. In addition, the Company has informed us that its performance targets for fiscal year 2008 are not materially different from those of fiscal year 2007 in that for both years the targets are based on earnings per share or net income.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (212) 479-6555 or Damian Najman at (212) 479-6185 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Scott L. Kaufman
Scott L. Kaufman

cc:	Charles D. Frazer, Esq., Jos. A. Bank Clothiers, Inc. Damian Najman, Esq., Cooley Godward Kronish LLP

1114 Avenue of the Americas, New York, NY 10036 T: (212) 479-6000 F: (212) 479-6275 www.cooley.com